SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

         Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                        Tesco Corporation
                             (Name of Issuer)

                            Common Stock
                   (Title of Class of Securities)

                                88157K101
                              (CUSIP Number)

                        Centennial Associates, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         November 24, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes )
continued on following page(s))

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:          909,550
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     909,550

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    909,550

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  2.99%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          544,700
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     544,700

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    544,700

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  1.79%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          153,150
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     153,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    153,150

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.50%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich & Co., Inc.
                         (13-3432270)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     60,650

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    60,650

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.20%

14) Type of Reporting Person:                CO

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Centennial Energy Partners, L.L.C.
                         (13-3961810)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:             -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        1,607,400
    Owned by
    Each           (9)  Sole Dispositive Power:        -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   1,607,400

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,607,400
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.29%

14) Type of Reporting Person:                LLC

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Pumpkin Foundation
                         (13-6279814)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:           -0-
    Shares
    Beneficially   (8)  Shared Voting Power:       41,012
    Owned by
    Each           (9)  Sole Dispositive Power:      -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:     41,012

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    41,012

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.13%

14) Type of Reporting Person:                OO

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Xanadu Partners
                         (13-3400414)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       New York

    Number of      (7)  Sole Voting Power:            38,349
    Shares
    Beneficially   (8)  Shared Voting Power:            -0-
    Owned by
    Each           (9)  Sole Dispositive Power:       38,349
    Reporting
    Person With   (10)  Shared Dispositive Power:       -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  38,349



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  0.13%

14) Type of Reporting Person:                PN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:             52,522
    Shares
    Beneficially   (8)  Shared Voting Power:         1,648,412
    Owned by
    Each           (9)  Sole Dispositive Power:        52,522
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,709,062

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,761,584

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):   5.79%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:            16,083
    Shares
    Beneficially   (8)  Shared Voting Power:         1,607,400
    Owned by
    Each           (9)  Sole Dispositive Power:       16,083
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,668,050

11) Aggregate Amount Beneficially Owned by Each Reporting Person:  1,684,133



12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.54%

14) Type of Reporting Person:                IN

Cusip No.: 88157K101

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              761
    Shares
    Beneficially   (8)  Shared Voting Power:         1,607,400
    Owned by
    Each           (9)  Sole Dispositive Power:         761
    Reporting
    Person With   (10)  Shared Dispositive Power:    1,668,050

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,668,811


12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                          [   ]

13) Percent of Class Represented by Amount in Row (11):  5.49%

14) Type of Reporting Person:                IN

Item 1.  Security and Issuer.
         This relates to the common stock (the "Common Stock") of Tesco Corporation (the "Company"), whose principal executive offices are at 350 - 7th Avenue S.W., 36th floor, Calgary, Alberta, Canada T2P3N9.

Item 2.  Identity and Background.
         (a)This statement is filed by (i) Centennial Energy Partners, L.P. ("Energy") a Delaware limited partnership, with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. ("Tercentennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership, with respect to Common Stock held by it; (iv) Joseph H. Reich & Co., Inc. ("JHR & Co."), a New York corporation, with respect to Common Stock held in a discretionary account (the "Managed Account") managed by JHR & Co.; (v) Centennial Energy Partners, L.L.C. ("Centennial LLC") with respect to shares of Common Stock held by each of the entities named in (i) through (iii) above; (vi) Pumpkin Foundation ("Pumpkin"), a New York Charitable Trust, with respect to Common Stock held by it; (vii) Xanadu Partners, ("Xanadu"), a New York general partnership, with respect to Common Stock held by it; (viii) Joseph H. Reich, with respect to shares of Common Stock held by him, such shares held in Individual Retirement Account and by each of the entities named in (iv) through (vii), above; (ix) Peter K. Seldin, with respect to shares of Common Stock held individually and by the entities named in (iv) and (v) above; and (x) G. Bryan Dutt, with respect to shares of Common Stock held individually and by the entities named in (iv) and
(v) above. Energy, Tercentennial and Quadrennial are collectively referred to herein as the "Partnerships". Energy, Tercentennial, Quadrennial, JHR & Co., Centennial LLC, Pumpkin, Xanadu, Mr. Reich, Mr. Seldin, and Mr. Dutt are collectively referred to herein as the "Reporting Persons". The general partner of each of Energy, Tercentennial and Quadrennial is Centennial LLC. Joseph H. Reich is the Managing Member of Centennial LLC. Peter K. Seldin and G. Bryan Dutt are non managing members of Centennial LLC who have been delegated the authority to invest in the securities of the Partnerships. Mr. Reich is the President, sole Shareholder and sole Director of JHR & Co. Mr. Seldin is the
Vice President of JHR & Co.   Mr. Dutt is an Investment Manager of JHR & Co.  Mr
Seldin and Mr. Dutt have been delegated the authority to invest in the securities of the Managed Account. The Trustees of Pumpkin include Mr. Reich. The Managing General Partner of Xanadu is Mr. Reich. Any disclosures herein with respect to other than the Reporting Persons are made on information and belief.
         (b) The principal business address of each of the Reporting Persons is 900 Third Avenue, New York, New York 10022.
         (c) The principal business of the Partnerships is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of JHR & Co. is that of providing administrative and management services to the Partnerships. The principal business of Centennial LLC is General Partner of the Partnerships. The principal business of Pumpkin is a 501(c)(3) Charitable Organization. The principal business of Xanadu is that of engaging in the purchase and sale of securities for investment for its own account. The present principal occupation of Mr. Reich is Managing Member of Centennial LLC, President of JHR & Co., Trustee of Pumpkin and Managing General Partner of Xanadu. Mr. Seldin's present principal occupation is member of Centennial LLC and Vice President of JHR & Co. Mr. Dutt's present principal occupation is member of Centennial LLC and Investment Manager of JHR
& Co.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)  The Partnerships are Delaware limited partnerships.  JHR & Co.
is a New York Corporation. Centennial LLC is a Delaware Limited Liability Company. Pumpkin is a New York Charitable Trust. Xanadu is a New York general partnership. Mr. Reich, Mr. Seldin and Mr. Dutt are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
         Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
         The purchase price (including commissions, if any) of $11,850,869 for the 909,550 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
         The purchase price (including commissions, if any) of $6,814,975 for the 544,700 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.
         The purchase price (including commissions, if any) of $1,896,243 for the 153,150 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.
         The purchase price (including commissions, if any) of $768,584 for the 60,650 shares of the Common Stock purchased by JHR & Co. was furnished from working capital of the Managed Account.
         The 41,012 shares held by Pumpkin were received as a charitable contribution and have a carryover cost basis of $1.94 per share.
         The 38,349 shares of Xanadu, the 14,173 shares of Mr. Reich which are held in an Individual Retirement Account, the 16,083 shares of Mr. Seldin and the 761 shares of Mr. Dutt were received as a partnership distribution on October 8, 1997 and have a carryover cost basis of $1.94 per share.

Item 4.  Purpose of Transaction.
         The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         (a) As of the date hereof, (i) Energy owns beneficially 909,550 shares of the Common Stock, constituting approximately 2.99% of the shares outstanding (ii) Tercentennial owns beneficially 544,700 shares of Common Stock, constituting approximately 1.79% of the shares outstanding, (iii) Quadrennial owns beneficially 153,150 shares of Common Stock, constituting approximately 0.50% of the shares outstanding, (iv) JHR & Co. owns beneficially 60,650 shares of Common Stock, constituting approximately 0.20% of the shares outstanding, such shares being held by it in a discretionary account (the "Managed Account") managed by JHR & Co, (v) Centennial LLC owns beneficially 1,607,400 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iii) above, (vi) Pumpkin owns beneficially 41,012 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, (vii) Xanadu owns beneficially 38,349 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, (viii) Joseph H. Reich owns beneficially 1,761,584 shares of Common Stock, representing the shares held by him, such shares held in an Individual retirement Account and the entities named in (iv) through (vii) above, (ix) Peter K. Seldin owns beneficially 1,684,133 shares of Common Stock, representing the shares held by him and the entities named in
(iv) and (v) above, and (x) G. Bryan Dutt owns beneficially 1,668,811 shares of Common Stock, representing the shares held by him and the entities named in
(iv) and (v) above. In the aggregate, the Reporting Persons beneficially own a total of 1,778,428 shares of Common Stock, constituting approximately 5.85% of the shares outstanding. The percentages used herein are based upon the 30,399,834 shares of Common Stock stated by the Company to be outstanding as of October 14, 1997. This information was provided by the Company over the telephone.
         (b) The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partner of the Partnerships. JHR & Co. has the power to dispose of the shares of Common Stock held by it in the Managed Account, which power may be exercised by the employess of JHR & Co. who have investment authority. Pursuant to an investment management agreement, the Managed Account client retains the right to vote the shares of Common Stock held in the Managed Account. The Trustees of Pumpkin have the power to vote and to dispose of the shares of Common Stock owned by it. The Managing General Partner of Xanadu has the power to vote and to dispose of the shares of Common Stock owned by it. Mr. Reich, Mr. Seldin and Mr. Dutt have the power to vote and to dispose of the shares of Common
Stock owned individually.
         (c) On October 8, 1997 Xanadu received 38,349 shares, Mr. Reich received 55,185 shares, Mr. Seldin received 16,083 shares and Mr. Dutt received 761 shares as a partnership distribution. On October 15, 1997, Mr. Reich made a charitable contribution of 41,012 shares to Pumpkin. All other activity with respect to the Common Stock were open market transactions. The open market transactions in the Common Stock effected during the past 60 days by the Reporting Persons are set forth in Schedule A hereto.
         (d) No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as requested by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1997

CENTENNIAL ENERGY PARTNERS, L.P.


By: /s/ Joseph H. Reich                By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member        Joseph H. Reich
    Centennial Energy Partners, L.L.C.
    General Partner

TERCENTENNIAL ENERGY PARTNERS, L.P.    By: /s/ Peter K. Seldin
                                       Peter K. Seldin

By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member   By: /s/ G. Bryan Dutt
    Centennial Energy Partners, L.L.C.      G. Bryan Dutt
    General Partner

QUADRENNIAL PARTNERS, L.P.


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member
    Centennial Energy Partners, L.L.C.
    General Partner

JOSEPH H. REICH & CO., INC.


By: /s/ Joseph H. Reich
    Joseph H. Reich, President

CENTENNIAL ENERGY PARTNERS, L.L.C.


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing Member

PUMPKIN FOUNDATION


By: /s/ Joseph H. Reich
    Joseph H. Reich, Trustee

XANADU PARTNERS


By: /s/ Joseph H. Reich
    Joseph H. Reich, Managing General Partner

                                       Schedule A     1 of 2

                    OPEN MARKET TRANSACTIONS

  Date of               No. of Shares         Price Per Share
Transaction           Purchased\(Sold)   Excluding Commissions if any

                    CENTENNIAL ENERGY PARTNERS, L.P.

October 1, 1997               (10,000)           17.9542
October 6, 1997               (12,500)           18.7490
October 6, 1997               (27,700)           18.5840
October 7, 1997               (38,100)           20.1196
October 10, 1997              ( 6,350)           20.8485
October 14, 1997              (16,350)           20.9081
October 15, 1997                4,000            19.7872
October 22, 1997              ( 7,500)           20.9095
November 25, 1997              11,850            15.3558
November 26, 1997              15,000            14.7315
November 26, 1997              17,000            14.8316
November 26, 1997              25,000            14.5737
November 28, 1997              26,700            14.3970


                          TERCENTENNIAL ENERGY PARTNERS, L.P.

October 6, 1997               ( 6,250)           18.7490
October 6, 1997               (13,850)           18.5840
October 7, 1997               (49,900)           20.1196
October 8, 1997               (26,600)           20.7180
October 9, 1997               (10,800)           20.8724
October 10, 1997              ( 6,350)           20.8485
October 14, 1997              (16,350)           20.9081
October 15, 1997                4,000            19.7872
October 28, 1997               12,200            16.6372
November 20, 1997              10,000            15.2816
November 24, 1997              17,000            14.8657
November 24, 1997              32,500            14.9476
November 25, 1997              11,850            15.3558
November 26, 1997              10,250            14.7315
November 26, 1997              11,500            14.8316
November 26, 1997              16,750            14.5737
November 28, 1997              18,250            14.3970

                             Schedule A        2 of 2

                      OPEN MARKET TRANSACTIONS

  Date of               No. of Shares       Price Per Share
Transaction           Purchased\(Sold)   Excluding Commissions if any


                      QUADRENNIAL PARTNERS, L.P.


October 3, 1997               ( 5,000)           18.2225
October 6, 1997               ( 4,700)           18.7490
October 6, 1997               (10,350)           18.5840
October 7, 1997               (25,000)           20.1196
October 8, 1997               ( 6,700)           20.7180
October 15, 1997                1,000            19.7872
November 24, 1997               3,500            14.8657
November 24, 1997               6,500            14.9476
November 25, 1997               3,950            15.3558
November 26, 1997               3,500            14.7315
November 26, 1997               3,700            14.8316
November 26, 1997               5,500            14.5737
November 28, 1997               6,250            14.3970




                   JOSEPH H. REICH & CO., INC.

October 3, 1997               ( 5,000)           18.2225
October 6, 1997               ( 1,550)           18.7490
October 6, 1997               ( 3,500)           18.5840
October 7, 1997               (12,000)           20.1196
October 8, 1997               ( 6,700)           20.7180
October 15, 1997                1,000            19.7872
November 24, 1997               4,500            14.8657
November 24, 1997               8,600            14.9476
November 25, 1997               3,950            15.3558
November 26, 1997               1,750            14.7315
November 26, 1997               1,900            14.8316
November 26, 1997               2,750            14.5737
November 28, 1997               3,100            14.3970

                                            EXHIBIT 1

                  JOINT ACQUISITION STATEMENT
                  PURSUANT TO RULE 13d - 1(f)(1)

         The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him/her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he/she or it knows or has reason to believe that such information is inaccurate.

Dated:   December 4, 1997         /s/ Joseph H. Reich
                                  Joseph H. Reich, as Managing Member
                                  of Centennial Energy Partners,
                                  L.L.C., General Partner of Centennial
                                  Energy Partners, L.P., Tercentennial
                                  Energy Partners, L.P. and Quadrennial
                                  Partners L.P., as President of Joseph
                                  H. Reich & Co., Inc., as Trustee of
                                  Pumpkin Foundation and as Managing
                                  General Partner of Xanadu Partners.





                                   /s/ Joseph H. Reich
                                   Joseph H. Reich



                                   /s/ Peter K. Seldin
                                   Peter K. Seldin



                                   /s/ G. Bryan Dutt
                                   G. Bryan Dutt